SECURITIES EXCHANGE COMMISSION
                              Washington, DC 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                  THORATEC CORP
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

              Date of Event Which Requires Filing of this Statement
                                DECEMBER 31, 2008

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


                                    885175307
                                 (CUSIP NUMBER)


1) Name of Reporting Person: UniCredit S.p.A.


         IRS Identification                      000000000
         No. of Above

2)       Check the Appropriate Box               (a)
         of A Member of  Group
         (See Instructions)                      (b)

3)       SEC Use Only

4)       Citizenship of Place of
         Organization                            Italy

         Number of                               (5)Sole Voting
         Shares                                  Power               767,382
         Beneficially Owned                      [See Item 4 below.]
         by Each Reporting
         Person With                             (6)Shared Voting
                                                 Power                   0

                                                 (7)Sole Disposi-
                                                 tive Power          767,382
                                                 [See Item 4 below.]

                                                 (8)Shared Disposi-
                                                 tive Power              0

9)       Aggregate Amount Beneficially           767,382
         Owned by Each                           [See Item 4 below.]
         Reporting Person

10) Check if the aggregate Amount in Row (9) Exclude Certain Shares (See Instructions)

11)      Percent of Class Represented
         By Amount in Row 9.                     1.4%

12)      Type of Reporting
         Person (See Instructions)               HC

Item 1(a)         Name of Issuer.

                           THORATEC CORP


Item 1(b)         Address of Issuer's Principal Executive Offices:

                  GERHARD F BURBACH
                  6035 STONERIDGE DRIVE
                  PLEASANTON, CA 94588
                  UNITED STATES

Item 2(a)         Name of Person Filing:

                     UniCredit S.p.A.

Item 2(b)         Address of Principal Business Office:

                  Piazza Cordusio 2
                  20123 Milan, Italy

Item 2(c)         Citizenship:

                  Italy

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         Cusip Number:

                  885175307

Item 3 The person filing this statement pursuant to Rule 13d-1(b) or 13d-2(b) is:

                  (Inapplicable)

Item 4.  Ownership.

(a) Amount Beneficially Owned: 767,382**

(b) Percent of Class: 1.4%


(c) Number of shares as to which such person has

         (i) sole power to vote or to direct the vote 767,382**

         (ii) shared power to vote or to direct vote 0

         (iii) sole power to dispose or to direct disposition of 767,382**

         (iv) shared power to dispose or to direct disposition 0

**Shares reported on this Schedule 13G (the Shares) are owned by Funds (investment companies registered under the Investment Company Act of 1940 and unregistered entities) advised by Pioneer Investment Management, Inc.
(PIM, Inc.), Pioneer Investment Management Limited (PIML), or Pioneer Investments Kapitalanlagegesellschaft mbH (PIKAG, together with PIM, Inc.
and PIML; the Investment Advisory Businesses) The Shares include (i) 615,638 shares (approximately 1.1% of the Issuer's outstanding shares) owned by Funds advised by PIM, Inc.,(ii) 60,612 shares (less than 1% of the Issuer's outstanding shares) owned by Funds advised by PIML and (iii) 91,132 (less than 1% of the Issuer's outstanding shares)owned by Funds advised by PIKAG.

The Investment Advisory Businesses are indirect subsidiaries of the Reporting Person. In their role as investment manager or adviser to the Funds, the Investment Advisory Businesses possess investment and/or voting control over the Shares. The Reporting Person disclaims beneficial ownership of the Shares. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person or any of its subsidiaries is the beneficial owner of the Shares for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here: X

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  Date
                  FEBRUARY 11, 2009





                  /s/Dario Frigerio
                  Name: Dario Frigerio
                  Title: Head of Asset Management Division






                  /s/Paolo Fiorentino
                  Name: Paolo Fiorentino
                  Title: Head of Global Banking Services Division